Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
Suite 855, 789 West Pender Street
Vancouver, BC V6C 1H2
Item 2	Date of Material Change

October 25, 2021

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on October 25, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On October 25, 2021, the Company announced that the previously issued financial statements for the interim period ended June 30, 2021 and 2020 and the corresponding management's discussion and analysis have been restated and reissued and filed under the Company's profile on www.sedar.com.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated October 25, 2021.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

October 26, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

October 25, 2021

HIVE Blockchain Restates Previously Issued Financial Statements
Based on Non-Cash Valuation of 25,000 Ethereum Investments

No Impact on Cash Position, Business Operations or Commercial Arrangements of HIVE

HIVE Remains Well Capitalized and Well Positioned in the Current Digital Currency Landscape

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBF) (the "Company" or "HIVE") has announced that the previously issued financial statements for the interim period ended June 30, 2021 and 2020 and the corresponding management's discussion and analysis (collectively, the "Original Documents") have been restated and reissued (collectively, the "Restated Documents") and filed under the Company's profile on www.sedar.com. The earnings are comprised of 2 major components, cash flow from operations and changes in liquid investments like stocks, bonds and digital assets such as Bitcoin BTC and Ethereum ETH The earnings reported from operations have not changed however the price used to value the 25,000 Ethereum coins in our wallet have had an adjustment down of USD $200 per ETH coin which will be recovered in the following quarter ended September 2021 based on increasing ETH prices. An incorrect mark-to-market value relied upon in the Original Documents caused the coin inventory of 25,000 ETH to be lower and, as a result, the Company's profit, to be overstated by approximately USD $5,000,000. Revenue as reported for the quarter remains unchanged.

The effect of the restatement does not impact the Company's ongoing operations, revenue from digital currency mining, equipment or other assets. The restatement is a non-cash charge and will not affect the Company's positive operating results. The inventory of cryptocurrency coins held at June 30, 2021 remains unchanged as reported and unaffected. The inventory of ETH remains the same for the following quarter while the Bitcoin inventory has increased during the July to September calendar quarter 2021.

Details of the changes are fully described in Note 27 to the restated condensed interim consolidated financial statements for the three months ended June 30, 2021 and 2020 as filed on SEDAR on October 25, 2021.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, statements with respect to information about statements regarding the impact of the Restated Documents the potential for the Company's long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the risk that additional information may arise subsequent to the filing of the Restated Documents; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to their inherent uncertainty.